Exhibit 99.2

Vertical Aerospace Announces Manufacturing Facilities and Updates on Path to Certification During Capital Markets Day

•	Secures initial VX4 aircraft assembly and battery production facilities to support certification and early production
•	Reiterates clear path to certification in 2028 and shares $700 million spend requirement to certification
•	Provides improved financial and operational targets for 2030 and beyond, reflecting momentum over the past year, integration of the hybrid-electric business plan, and increased certainty around supplier and manufacturing plans

London, UK; New York, USA – September 17, 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, will host its Capital Markets Day today in New York City, beginning at 2:00 p.m. ET.

The event will provide key updates on the Company’s Flightpath 2030 business strategy, certification and manufacturing progress, and financial outlook. A live webcast for the event is available here.

Initial Production Facilities Secured

Vertical will announce its first manufacturing sites to support certification and early production:

•	Aircraft assembly at expanded Cotswold Airport site – New facility adjacent to existing Flight Test Centre will have capacity to produce 25+ VX4 aircraft annually and brings Vertical’s total footprint at Cotswold Airport to ~100,000 sq ft.
•	Battery production at expanded Avonmouth site - Adjacent to Vertical’s existing Energy Centre, this new 30,000 sq ft battery facility will triple capacity for battery production. This facility will provide production capacity into 2030 and brings Vertical’s total Energy Centre footprint to ~45,000 sq ft.

Locating both facilities alongside existing operations reduces integration risk, drives efficiency, and enables a seamless ramp from prototype through certification and initial production aircraft. Vertical continues to progress site selection for its full-rate production and battery facilities, with locations in the UK and beyond under consideration and a final decision expected in 2026, ready to meet Vertical’s subsequent manufacturing ramp up.

Efficient and Cost-Effective Certification Path

Vertical will reaffirm its plan to certify the all-electric VX4 by 2028, requiring $700 million in funding to reach this milestone.

Due to its focused OEM business model, low operating costs relative to the industry, efficient manufacturing plans and greater clarity of supplier costs, the Company is able to project requirements to reach certification by 2028. The approach of the UK Civil Aviation Authority (UK CAA) and European Union Aviation Safety Agency (EASA), who are collaborating on eVTOL certification safety standards, front-loads the certification process and minimizes late-stage surprises or delays, providing greater confidence to Vertical’s plans and timelines.

Updated Financial Outlook

Vertical will provide revised targets for 2030 and beyond, reflecting momentum over the past year, integration of the hybrid-electric business plan, and increased certainty around supplier and manufacturing plans:

•	Deliveries: at least 175 aircraft delivered cumulatively by 2030, versus prior guidance of at least 150.
•	Manufacturing: over 225-unit per annum manufacturing run-rate (Q4-2030), versus prior guidance of over 200-unit per annum run-rate (Q4-2030), with plans to scale to target annual aircraft deliveries of 900 in 2035, versus prior guidance of 700 aircraft deliveries in the medium-term.
•	Batteries: ~45,000 battery units delivered in 2035.
•	Margins: Consolidated gross margin of 20% in 2030, rising to ~40% by 2035.
•	Cash Flow: over $100 million positive operating cash flow in 2030, versus prior guidance of breakeven.

‘Transition’ flight on track for year end

Vertical is on track to complete transition testing - the final stage of its piloted flight programme - by the end of 2025 and announced it will begin hybrid-electric flight testing in 2026.

Transition will demonstrate the VX4’s ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”). This 20-second piloted manoeuvre is the defining capability of tiltrotor eVTOLs, enabling operations from rooftops, vertiports and heliports. Completion will mark a major technical unlock, a key de-risking milestone on the path to certification and revenue generation.

Stuart Simpson, CEO of Vertical Aerospace, said: “Since launching Flightpath 2030, we’ve moved from ambition to execution. Piloted flight tests, the hybrid-electric programme, secured facilities, and greater cost visibility have meaningfully de-risked our plan and strengthened our financial outlook. With the final technical proof point - transition flight - anticipated by year-end, we now have a clear, efficient path to certification and commercialization at scale, positioning Vertical to lead the next era of electric flight.”

Capital Markets Day materials

Materials, including further detail on the Company’s financial projections, will be available on Vertical’s Investor Relations website.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Its VX4 is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL, and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications – justin.bates@vertical-aerospace.com – +44 7878 357 463
Samuel Emden, Head of Investor Affairs – samuel.emden@vertical-aerospace.com – +44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding: the business strategy and plans and objectives of management for future operations, including certification and the commercialization of the VX4 and the hybrid-electric VX4 variant and the timing thereof; capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies; our plans for capital expenditures; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: we may not be able to raise funding through equity securities on acceptable terms, or at all; if we are unable to raise additional capital when we need or want them or generate sufficient cash flows, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; certain underlying agreements relating to the initial production facilities are non-binding and may be subject to change or termination. The targets, expectations and estimates included in this report were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.